1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 15, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

THE 2013 SECOND EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Friday, 29 November 2013 is set out at page 5 to page 6 of this circular.

A reply slip and a proxy form for use at the EGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the EGM shall complete and return the reply slip in accordance with the instructions printed thereon before Friday, 8 November 2013. Shareholders who intend to appoint a proxy to attend the EGM are requested to complete the proxy form in accordance with the instructions printed thereon not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the EGM or any adjournment if you so wish.

15 October 2013

* For identification purpose only

CONTENTS

Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ii

LETTER FROM THE BOARD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

NOTICE OF THE 2013 SECOND EXTRAORDINARY GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"EGM"

the 2013 second extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Friday, 29 November 2013;

"Articles of Association"	the Articles of Association of the Company;

"associate"	has the same meaning as defined in the Hong Kong Listing Rules;

"Board"	the board of Directors;

"Chinalco"	Aluminum Corporation of China* (), a state- owned enterprise and the controlling shareholder of the Company as at the date of this circular;

"Chalco Iron Ore"	Chalco Iron Ore Holdings Limited* (), a limited liability company incorporated in Hong Kong and an indirect non-wholly-owned subsidiary of the Company as at the date of this circular;

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company established in the PRC, the A Shares, H Shares and ADSs of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

- ii -

DEFINITIONS

"Director(s)"	the director(s) of the Company;

"Group"	the Company and its subsidiaries;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholder(s)"	holder(s) of H Shares;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shares"	A Shares and H Shares;

"Shareholders"	A Shareholders and H Shareholders;

"%"	per cent.

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LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
Mr. Jiang Yinggang	The People's Republic of China
Postal code: 100082
Non-executive Directors:
Mr. Liu Caiming	Principal place of business:
Mr. Wang Jun	No. 62 North Xizhimen Street
Haidian District
Independent non-executive Directors:	Beijing
Mr. Wu Jiangchang	The People's Republic of China
Mr. Ma Si-hang, Frederick	Postal code: 100082
Mr. Wu Zhenfang
Principal place of business in Hong Kong:
6/F, Nexxus Building
41 Connaught Road
Central
Hong Kong

15 October 2013

To the Shareholders

Dear Sirs,

I	INTRODUCTION

The purpose of this circular is to provide you with the notice of the EGM and to provide you with all the information reasonably necessary to enable you to make informed decisions on whether to vote for or against the proposed resolutions at the EGM:

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LETTER FROM THE BOARD

1.

the resolution in relation to the proposed disposal of the 65% equity interest in Chalco Iron Ore by Chalco Hong Kong Ltd., a wholly-owned subsidiary of the Company to Aluminum Corporation of China Overseas Holdings Limited, a wholly-owned subsidiary of Chinalco;

2.

the resolution in relation to the proposed transfer of the bank loans by Chalco Hong Kong Ltd., a wholly-owned subsidiary of the Company to Aluminum Corporation of China Overseas Holdings Limited, a wholly-owned subsidiary of Chinalco.

II	BUSINESS TO BE CONSIDERED AT THE EGM

1

the resolution in relation to the proposed disposal of the 65% equity interest in Chalco Iron Ore Holdings Limited by Chalco Hong Kong Ltd., a wholly-owned subsidiary of the Company to Aluminum Corporation of China Overseas Holdings Limited, a wholly-owned subsidiary of Chinalco

Reference is made to the announcement dated 30 September 2013 in relation to the proposed disposal of the 65% equity interest in Chalco Iron Ore by Chalco Hong Kong Ltd. to Aluminum Corporation of China Overseas Holdings Limited.

Chalco Hong Kong Ltd. proposes to enter into a share purchase agreement with Aluminum Corporation of China Overseas Holdings Limited, pursuant to which Chalco Hong Kong Ltd. will sell, and Aluminum Corporation of China Overseas Holdings Limited will purchase the 65% equity interest in Chalco Iron Ore. Since the applicable percentage ratio in respect of such disposal exceeds 5%, such disposal constitutes a non- exempt connected transaction of the Company and is subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules. The Board hereby proposes to submit to the independent shareholders of the Company for their consideration and approval an ordinary resolution in respect of such disposal at the EGM.

A supplemental circular setting out, among other things, further details of such disposal and information about the Chalco Iron Ore, together with a letter from the independent board committee and a letter from the independent financial adviser, is expected to be despatched to the Shareholders on or before 14 November 2013, being the date that is 15 days prior to the date of the EGM.

- 2 -

LETTER FROM THE BOARD

2

the resolution in relation to the proposed transfer of the bank loans by Chalco Hong Kong Ltd., a wholly-owned subsidiary of the Company to Aluminum Corporation of China Overseas Holdings Limited, a wholly-owned subsidiary of Chinalco

Reference is made to the announcement dated 30 September 2013 in relation to the proposed transfer of the bank loans by Chalco Hong Kong Ltd. to Aluminum Corporation of China Overseas Holdings Limited.

Chalco Hong Kong Ltd. proposes to sell its 65% equity interst in Chalco Iron Ore to Aluminum Corporation of China Overseas Holdings Limited. Upon the abovementioned share transfer agreement becomes effective, Chalco Hong Kong Ltd. proposes to transfer its bank loans provided by China Development Bank Corporation of USD438,750,000 to Aluminum Corporation of China Overseas Holdings Limited. Since the applicable percentage ratio in respect of such transfer of bank loans exceeds 5%, such transfer of bank loans constitutes a non-exempt connected transaction of the Company and is subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules. The Board hereby proposes to submit to the independent shareholders of the Company for their consideration and approval an ordinary resolution in respect of such transfer of bank loans at the EGM.

A supplemental circular setting out, among other things, further details of such transfer of bank loans, together with a letter from the independent board committee and a letter from the independent financial adviser, is expected to be despatched to the Shareholders on or before 14 November 2013, being the date that is 15 days prior to the date of the EGM.

III	THE EGM

A notice convening the EGM at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Friday, 29 November 2013 is set out on page 5 to page 6 of this circular.

A proxy form for use at the EGM is enclosed. Whether or not you are able to attend the EGM in person, you are requested to complete and return the accompanying proxy form in accordance with the instructions printed thereon not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the EGM or any adjournment if you so wish.

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LETTER FROM THE BOARD

Chinalco and its associates will abstain from voting on Resolutions No.1 and No.2 to be proposed at the EGM. No other shareholders are required to abstain from voting at the EGM.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votes at the EGM will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules after the conclusion of the EGM.

IV	CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Wednesday, 30 October 2013 to Friday, 29 November 2013 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 29 October 2013 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 29 October 2013 for registration.

V	RECOMMENDATIONS

The Directors (including independent non-executive Directors) consider that the resolutions as set out in the notice of the EGM are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the above proposed resolutions.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

* For identification purpose only

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NOTICE OF THE 2013 SECOND EXTRAORDINARY GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF THE 2013 SECOND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2013 Second Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:30 a.m. on Friday, 29 November 2013 for the purposes of considering, and if though fit, approving the following resolutions (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 15 October 2013 (the "Circular")):

ORDINARY RESOLUTIONS

1

To consider and approve the resolution in relation to the proposed disposal of the 65% equity interest in Chalco Iron Ore Holdings Limited by Chalco Hong Kong Ltd., a wholly-owned subsidiary of the Company to Aluminum Corporation of China Overseas Holdings Limited, a wholly-owned subsidiary of Chinalco.

2

To consider and approve the resolution in relation to the proposed transfer of the bank loans by Chalco Hong Kong Ltd., a wholly-owned subsidiary of the Company to Aluminum Corporation of China Overseas Holdings Limited, a wholly-owned subsidiary of Chinalco.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
15 October 2013

- 5 -

NOTICE OF THE 2013 SECOND EXTRAORDINARY GENERAL MEETING

Notes:

(a)	Details of the above resolutions are set out in the circular regarding the EGM dated 15 October 2013.

(b)

Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Wednesday, 30 October 2013 to Friday, 29 November 2013 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 29 October 2013 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 29 October 2013 for registration.

(c)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slip for attending the EGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the EGM, i.e. no later than Friday, 8 November 2013.

Details of the Company's Board Secretary Office are as follows:
No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8162/8161 Fax: (8610) 8229 8158

(d)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (c) to (d) also apply to A Shareholders, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the EGM will be conducted by a poll.

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary